June 6, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Attention: Lyn Shenk, Branch Chief

 Justin Dobbie, Legal Branch Chief

Re:	TransDigm Group Incorporated
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 16, 2012
File No. 001-32833

Ladies and Gentlemen:

Set forth below is the response of TransDigm Group Incorporated (“TransDigm” or the “Company”) to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that is set forth in your letter to Mr. W. Nicholas Howley, dated May 29, 2013, with respect to the filing referenced above. For the staff’s convenience, the staff’s comment is set forth below followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2012

Note 3. Summary of Significant Accounting Policies

Segment Reporting, page F-12

1.

We note your response to our prior comment 4. In your response, you state that the CODM does not regularly review the operating results of the Company’s reporting units, but that when the CODM does focus on a particular reporting unit, it is to understand deviations from trends – not to allocate resources or assess performance. In this regard, it is unclear how understanding deviations from trends is not a form of assessing performance. It is also unclear how the CODM knows there are deviations from trends if the CODM does not review the reporting units’ operating results. Based on your responses to date, it appears that your reporting units have all of the characteristics of, and therefore should have been considered, operating segments for purposes of determining reportable segments. Therefore, we reissue our previous comment. Please reassess your segment reporting based on the conclusion that your reporting units qualify as separate operating segments and assess which, if any, qualify for aggregation pursuant to the guidance in ASC 280-10-50-11 and tell us the results of your analysis. Please be detailed when explaining the consideration given to each of the aggregation criteria. Finally, please provide us with detailed information regarding the gross margin percentages earned by each of your reporting units for each of the last three fiscal years.

Response: Further to our telephone call on June 5, 2013, we confirm TransDigm’s plans with respect to segment reporting, as follows:

•

During TransDigm’s third quarter ending June 29, 2013, the Company is changing its internal management and its reporting structure of financial information provided to the CODM to assess performance and allocate resources. Beginning with the Form 10-Q for the third quarter ending June 29, 2013, TransDigm will report three segments: Power & Control, Airframe and Non-aviation.

•

In order to have our currently in process Registration Statement on Form S-4 declared effective prior to the filing of our Form 10-Q for the third quarter ending June 29, 2013, we will file a Form 8-K with supplemental unaudited information with respect to the new reporting segments, comprised of segment footnote information and selected business and MD&A disclosures, as of and for the three fiscal years ended September 30, 2012 and for the quarter and six months ended March 30, 2013.

•

After the Form 8-K is filed, we will file Amendment No. 3 to the Company’s Registration Statement on Form S-4, which will incorporate by reference the supplemental information Form 8-K and updated signature pages and exhibits to Form S-4, as required and as applicable.

•

After the completion of TransDigm’s third quarter ending June 29, 2013, we will file TransDigm’s Form 10-Q, including the required and applicable segment disclosures related to the Power & Control, Airframe and Non-aviation segments as of and for the quarter and nine months ending June 29, 2013 with comparative disclosures for the prior year interim periods.

•

After the third quarter Form 10-Q is filed, we will file a Form 8-K, which will include the historical audited financial statements (including the segment footnote) and the complete business and MD&A sections as of and for the three fiscal years ended September 30, 2012 to be consistent with the segment information in the third quarter Form 10-Q.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus
Gregory Rufus
Executive Vice President, Chief Financial Officer
and Secretary
TransDigm Group Incorporated

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